CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FIFTH STREET ASSET MANAGEMENT INC.

The undersigned, for the purposes of amending the Second Amended and Restated Certificate of Incorporation of Fifth Street Asset Management Inc., a Delaware corporation (the “Corporation”), as heretofore amended, supplemented and restated, does hereby certify that:

FIRST: This amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (this “Amendment”) was duly adopted by the Board of Directors of the Corporation on October 23, 2017 and by the stockholders of the Corporation on October 25, 2017 in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

SECOND: Section 4.1 of Article IV of the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

Section 4.1 Authorized Capital Stock.

The aggregate number of shares that the Corporation shall have authority to issue is 92,001,000 shares consisting of:

1.       60,000,000 shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”);

2.       32,000,000 shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”); and

3.       1,000 shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”).

Upon filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each then-outstanding three shares of Common Stock (“Old Common Stock”) were automatically converted into one validly issued, fully paid and non-assessable shares of Class A Common Stock without any further action by the Corporation or the holder of such shares of Old Common Stock (the “Common Stock Reverse Split”). Each stock certificate representing shares of Old Common Stock represents a number of shares of Class A Common Stock equal to the same number of shares of Old Common Stock previously represented by such stock certificate, divided by three and rounded down to the nearest whole number; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of Class A Common Stock to which such person is entitled as a result of the Common Stock Reverse Split based on the aggregate number of shares of Old Common Stock held by such person. No fractional interest in a share of Class A Common Stock shall be deliverable upon the Common Stock Reverse Split. Stockholders who otherwise would have been entitled to receive any fractional interest in a share of Class A Common Stock, in lieu of receipt of such fractional interest, shall be entitled to receive from the Corporation an amount in cash equal to the fair value of such fractional interest as of the Effective Time. All share numbers, dollar amounts and other provisions set forth herein give effect to the Common Stock Reverse Split.

IN WITNESS WHEREOF, said Fifth Street Asset Management Inc. has caused this Amendment to the Second Amended and Restated Certificate of Incorporation to be executed by Bernard D. Berman, its President, this 8th day of December, 2017.

/s/ Bernard D. Berman
Bernard D. Berman
President